SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2010
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Quarterly Securities Report
For the three months ended June 30, 2010

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On August 11, 2010, Sony Corporation (the “Company”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended June 30, 2010 with the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been filed previously with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other forms and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this translation with respect to the current plans, estimates, strategies and beliefs and other statements of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer, Professional & Devices segment); (viii) Sony’s ability to maintain product quality; (ix) the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment. Risks and uncertainties also include the impact of any future events with material adverse impacts.

 I    Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Three Months Ended June 30, 2009	Three Months Ended June 30, 2010	Fiscal Year Ended March 31, 2010
Sales and operating revenue	1,599,853	1,661,049	7,213,998
Operating income (loss)	(25,700))	67,016	31,772
Income (loss) before income taxes	(32,944))	78,911	26,912
Net income (loss) attributable to Sony Corporation’s stockholders	(37,093))	25,737	(40,802))
Total equity	3,244,539	3,204,956	3,285,555
Total assets	12,366,462	12,741,481	12,866,114
Stockholders’ equity per share of common stock (yen)	2,958.91	2,866.98	2,955.47
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	(36.96))	25.65	(40.66))
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	(36.96))	25.61	(40.66))
Ratio of stockholders’ equity to total assets (%)	24.0	22.6	23.1
Net cash provided by (used in) operating activities	56,918	(6,848))	912,907
Net cash used in investing activities	(172,858))	(181,791))	(746,004))
Net cash provided by financing activities	265,254	26,200	365,014
Cash and cash equivalents at end of the period	807,931	994,627	1,191,608
Number of employees	170,800	171,900	167,900
Notes:
1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income (loss) of affiliated companies as a component of operating income (loss).
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Stockholders’ equity per share of common stock and Ratio of stockholders’ equity to total assets are calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the three months ended June 30, 2010.
Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2011.  For further information on the realignment, please refer to “V Financial Statements – Notes to Consolidated Financial Statements –7. Business segment information”.
As of June 30, 2010, the Company had 1,304 subsidiaries and 87 affiliated companies, of which 1,273 companies are consolidated subsidiaries (including variable interest entities) of the Company.  The Company has applied the equity accounting method for 80 affiliated companies.

(3) Changes in Subsidiaries and Affiliated Companies

Changes in subsidiaries and affiliated companies for the three months ended June 30, 2010 include the following
Name	Address	Common stock in millions of yen	Main business	Percentage of voting rights held (%)	Business relationship
(Consolidated Subsidiary)
Sony Business Solutions Corporation	Minato-ku Tokyo Japan	1,111	Consumer, Professional & Devices	(100.0) 100.0	The subsidiary is renting buildings from the Company for office use. There is concurrent assignment of directors/officers between the Company and this subsidiary.
Notes:
1.	The description of Main business shows the name of applicable operating segment.

2.	The number inside the parenthesis of Percentage of voting rights held presents the percentage of voting rights indirectly owned by the Company.

(4) Number of Employees

The following table shows the number of employees as of June 30, 2010.

Consolidated	171,900*
Parent-only	16,805
* Figures less than one hundred are rounded to the nearest unit.

II   State of Business

(1) Manufacturing, Orders Received and Sales

The products that Sony manufactures and sells are extremely diverse.  Due to the cyclical nature of electronic devices, home game consoles, game software, and music and video software, Sony generally manufactures products based on forecasts.  Because Sony carries out the manufacturing of its products such that it maintains a relatively stable and necessary level of product inventory, its level of production in the Consumer, Professional & Devices (“CPD”) and Networked Products & Services (“NPS”) segments is generally similar to the level of sales in these segments.  Accordingly the status of production and sales in the CPD and NPS segments is discussed in connection with the operating results of these segments in “(4) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows” below.

(2) Risk Factors

Note for readers of this English translation:

Aside from the amount of the revised estimate of the restructuring charges for the fiscal year ending March 31, 2011 in the risk factor below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the SEC on June 28, 2010. Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2010

http://www.sec.gov/Archives/edgar/data/313838/000095012310061435/k02298e20vf.htm

Sony’s business restructuring and transformation efforts are costly and may not attain their objectives.

Sony continued to implement restructuring initiatives in the fiscal year ended March 31, 2010 that focused on a review of the Sony Group’s investment plan, the realignment of its manufacturing sites, the reallocation of its workforce and headcount reductions.  As a result of these restructuring initiatives, a total of 124.3 billion yen in restructuring charges, including 7.9 billion yen of non-cash charges related to depreciation associated with restructured assets, has been recorded in the fiscal year ended March 31, 2010.  Sony expects to record approximately 75 billion yen of restructuring charges for the fiscal year ending March 31, 2011.  Restructuring charges are recorded in cost of sales, selling, general and administrative expenses and loss (gain) on sale, disposal or impairment of assets and other, net and thus initially deteriorate Sony’s operating income (loss) and net income (loss) attributable to Sony’s stockholders.  Sony expects to continue rationalizing its manufacturing operations, shifting and aggregating manufacturing to lower-cost countries and increasing the utilization of third-party original equipment and design manufacturers (OEMs and ODMs).  In addition, as a part of its transformation efforts, since April 1, 2009 Sony has established three horizontal platforms for (1) manufacturing, logistics, procurement and customer services, (2) R&D and common software development and (3) global sales and marketing functions, and has been undertaking business process optimization to enhance profitability.  Furthermore Sony started developing a common procurement platform as well as consolidating its suppliers during the fiscal year ended March 31, 2010.  In January 2010, Sony announced that it would outsource a part of the human resources and accounting operation services of Sony and certain of its subsidiaries in Japan starting in April 2010.  Sony has and will become more reliant upon outsourcing services provided by external business partners.

Due to internal or external factors, projected growth, efficiencies and cost savings from the above-noted restructuring and transformation initiatives may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to the worsening of market conditions beyond expectations.  Such possible internal factors may include, for example, changes in restructuring and transformation plans, an inability to implement the initiatives effectively with available resources, or delays in implementing the new business processes or strategies.  Possible external factors may include, for example, increased burdens from regional labor regulations, labor union agreements and Japanese customary labor practices that may prevent Sony from executing its restructuring initiatives as planned.  The inability to fully and successfully implement restructuring and transformation programs may adversely affect Sony’s operating results and financial condition.  Additionally, operating cash flows may be reduced as a result of the payment for restructuring charges.

(3) Material Contracts

There were no material contracts executed during the three months ended June 30, 2010.

Note for readers of this English translation:

The above means that there is no update from the description in the Annual Report on Form 20-F (“Patents and Licenses” in item 4) filed with the SEC on June 28, 2010.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2010

http://www.sec.gov/Archives/edgar/data/313838/000095012310061435/k02298e20vf.htm

(4) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three month period ended June 30, 2010, since it is the same as described in the press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the First Quarter Ended June 30, 2010” submitted to the SEC on Form 6-K on July 29, 2010.

URL: The press release titled “Consolidated Financial Results for the First Quarter Ended June 30, 2010”

http://www.sec.gov/Archives/edgar/data/313838/000115752310004424/a6374264.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Even though foreign exchange rates fluctuated, there was no significant change in risk hedging policy from the description in the Annual Report on Form 20-F filed with the SEC on June 28, 2010.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2010

http://www.sec.gov/Archives/edgar/data/313838/000095012310061435/k02298e20vf.htm

Status of Cash Flow

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three month period ended June 30, 2010, since it is the same as described in the press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the First Quarter Ended June 30, 2010” submitted to the SEC on Form 6-K on July 29, 2010.

URL: The press release titled “Consolidated Financial Results for the First Quarter Ended June 30, 2010”

http://www.sec.gov/Archives/edgar/data/313838/000115752310004424/a6374264.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented as Issues Facing Sony and Management’s Response to those Issues in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 28, 2010.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2010

http://www.sec.gov/Archives/edgar/data/313838/000095012310061435/k02298e20vf.htm

Sony expects to record restructuring charges of approximately 75 billion yen in the fiscal year ending March 31, 2011, compared with the 124.3 billion yen, including 7.9 billion yen of non-cash charges related to depreciation associated with restructured assets, recorded in the fiscal year ended March 31, 2010.

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2011, to reflect modifications to the organizational structure as of April 1, 2010, primarily repositioning the operations of the previously reported B2B & Disc Manufacturing segment.  In connection with this realignment, the Consumer Products & Devices segment was renamed the Consumer, Professional & Devices (“CPD”) segment.  The CPD segment includes televisions, digital imaging, audio and video, semiconductors and components as well as professional solutions (the B2B business which was previously included in the B2B & Disc Manufacturing segment).  The equity results of S-LCD Corporation, a joint venture with Samsung Electronics Co., Ltd., are also included within the CPD segment.  The disc manufacturing business previously included in the B2B & Disc Manufacturing segment is now included in All Other.

The NPS, Pictures, Music and Financial Services segments remain unchanged.  The equity earnings from Sony Ericsson Mobile Communications AB continue to be presented as a separate segment.

Despite the realignment of Sony’s reportable segments mentioned above, there has been no change in either the issues management believes each business continues to face or how each business is addressing those issues.

iii)  Research and Development

Note for readers of this English translation:

Excluding the below, Research and Development is the same as that found in the Research and Development section of the Annual Report on Form 20-F filed with the SEC on June 28, 2010.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2010

http://www.sec.gov/Archives/edgar/data/313838/000095012310061435/k02298e20vf.htm

Research and development costs for the three months ended June 30, 2010 decreased 0.7 billion yen, or 0.7%, to 99.1 billion yen, compared with the same quarter of the previous fiscal year.  The ratio of research and development costs to sales (which excludes financial services segment revenue) decreased from 7.3% to 6.6% due to the sales increase.  Expenses in the CPD segment decreased 0.5 billion yen, or 0.7%, to 66.7 billion yen and expenses in the NPS segment decreased 1.4 billion yen, or 6.2%, to 21.0 billion yen.  In the CPD segment, approximately 72% of expenses were for the development of new product prototypes while the remaining 28% was spent on the development of mid- to long-term new technologies in areas such as next-generation displays, semiconductors, new materials and software.

(iv)  Liquidity and Capital Resources

Note for readers of this English translation:

Aside from the description of a translated amount into yen of the total amount of committed lines of credit below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 28, 2010.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2010

http://www.sec.gov/Archives/edgar/data/313838/000095012310061435/k02298e20vf.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans); however, in the event Sony cannot access liquidity from these sources, Sony could also draw on committed lines of credit from various financial institutions.  Sony has a total, translated into yen, of 773.1 billion yen in committed lines of credit, none of which had been used as of June 30, 2010.  Details of those committed lines of credit are: a 475 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2012, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2013, and a 1.87 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of global banks, effective until April 2012, in all of which Sony Corporation and Sony Global Treasury Services Plc, a consolidated subsidiary of Sony Corporation, are defined as the borrowers.  These contracts are aimed at securing sufficient liquidity in the event of financial and capital markets turmoil like that seen in the period following September 2008.

III      Property, Plant and Equipment

(1) Major Property, Plant and Equipment

There was no significant change during the three months ended June 30, 2010.

(2) Plans for the Purchase and Retirement of Major Property, Plant and Equipment

During the three months ended June 30, 2010, primarily as a result of the increase of the planned capital expenditures in the Semiconductor business, Sony’s planned capital expenditures for the fiscal year ending March 31, 2011 are 230 billion yen, an increase of 10 billion yen from the plan at the end of March 31, 2010.  During the three months ended June 30, 2010, there was no significant new firm plan for the purchase, retirement and other measures of major property, plant and equipment.

IV      Company Information

(1) Information on the Company’s Shares

i)  Total Number of Shares

1)  Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2)  Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the first quarterly period (June 30, 2010)	As of the filing date of the Quarterly Securities Report (August 11, 2010)
Common stock	1,004,583,564	1,004,583,564	Tokyo Stock Exchange Osaka Securities Exchange New York Stock Exchange London Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,004,583,564	1,004,583,564	—	—
Notes:
1.	The Company’s shares of common stock are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan.
2.
The number of shares issued as of the filing date of the Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the conversion of convertible bonds issued under the former Commercial Code in Japan) during August 2010, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii)  Stock Acquisition Rights

Note for readers of this English translation:

The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs and convertible bonds listed below.  A summary of such terms and conditions has previously been filed with or submitted to the SEC under Form 20-F, Form 6-K and Form S-8.  There has been no change to such terms and conditions since the applicable date of such filings or submissions, except a revision of the total outstanding number of SARs issued and number of outstanding shares to be issued or transferred and outstanding balance of convertible bonds, as provided in the schedule below.

URL: The list of documents previously submitted by the Company

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000313838&owner=include&count=40

Stock acquisition rights (Outstanding as of June 30, 2010)

Name (Date of shareholders’ resolution)	Total outstanding number of SARs issued	Number of shares of common stock to be issued or transferred
The first series of Common Stock Acquisition Rights (June 20, 2002)	9,878	987,800
The third series of Common Stock Acquisition Rights (June 20, 2002)	9,282	928,200
The fourth series of Common Stock Acquisition Rights (June 20, 2003)	8,145	814,500
The sixth series of Common Stock Acquisition Rights (June 20, 2003)	8,941	894,100
The seventh series of Common Stock Acquisition Rights (June 22, 2004)	9,540	954,000
The ninth series of Common Stock Acquisition Rights (June 22, 2004)	8,085	808,500
The tenth series of Common Stock Acquisition Rights (June 22, 2005)	10,093	1,009,300
The eleventh series of Common Stock Acquisition Rights (June 22, 2005)	10,437	1,043,700
The twelfth series of Common Stock Acquisition Rights (June 22, 2006)	10,579	1,057,900
The thirteenth series of Common Stock Acquisition Rights (June 22, 2006)	13,734	1,373,400
The fourteenth series of Common Stock Acquisition Rights (June 21, 2007)	7,962	796,200
The fifteenth series of Common Stock Acquisition Rights (June 21, 2007)	15,844	1,584,400
The sixteenth series of Common Stock Acquisition Rights (June 20, 2008)	8,318	831,800
The seventeenth series of Common Stock Acquisition Rights (June 20, 2008)	16,615	1,661,500
The eighteenth series of Common Stock Acquisition Rights (June 19, 2009)	7,905	790,500
The nineteenth series of Common Stock Acquisition Rights (June 19, 2009)	15,283	1,528,300

Convertible bonds (Outstanding as of June 30, 2010)

Name (Date of issuance)	Outstanding balance (Thousands of U.S. dollars)
2011 due U.S. Dollar denominated convertible bonds (April 16, 2001)	44,968
2012 due U.S. Dollar denominated convertible bonds (April 15, 2002)	32,239

iii)  Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv)  Description of Rights Plan

Not applicable.

v)  Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Millions of yen)	Balance of the amount of common stock (Millions of yen)	Change in the additional paid-in capital (Millions of yen)	Balance of the additional paid-in capital (Millions of yen)
From April 1 to June 30, 2010	12	1,004,584	19	630,841	19	837,529
Note:
1       The increase is due to the exercise of SARs.
2       The total number of shares issued, the amount of common stock and the additional paid-in capital did not change during the period from July 1 to July 31, 2010.

vi)  Status of Major Shareholders
(As of June 30, 2010)
Name	Address	Number of shares held (Thousands)	Number of shares held as a percentage of total shares issued (%)
Moxley and Company *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	92,288	9.19
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	56,915	5.67
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	41,187	4.10
State Street Bank and Trust Company *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	20,694	2.06
JPMorgan Chase Bank 380055 *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	New York, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	16,726	1.66
SSBT OD05 Omnibus China Treaty 808150 *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Sydney, Australia (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	13,657	1.36
Japan Trustee Services Bank, Ltd. (Trust account 9) *2	1-8-11, Harumi, Chuo-ku, Tokyo	13,300	1.32
State Street Bank and Trust Company 505225 *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	10,841	1.08
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	9,719	0.97
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	London, U.K. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	8,558	0.85
Total		283,884	28.26
Notes:
*1.	Moxley and Company is the nominee of JPMorgan Chase Bank, N.A., which is the Depositary for holders of the Company’s American Depositary Receipts (“ADRs”).
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.

*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
4.
Dodge & Cox sent a copy of the “Amendment to the Bulk Shareholding Report” (which was filed with the Kanto Local Finance Bureau in Japan) to the Company as of August 6, 2009 and reported that they held shares of the Company (including ADRs) as of July 31, 2009 as provided in the below table.  The Company has not been able to confirm any entry of Dodge & Cox in the register of shareholders as of June 30, 2010.

Name	Number of shares held (Thousands)	Number of shares held as a percentage of total shares issued (%)
Dodge & Cox	51,320	5.11

vii)  Status of Voting Rights

1)  Shares Issued

(As of June 30, 2010)
Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,047,100	—	—
Shares with full voting rights (Others)	1,000,868,900	10,008,689	—
Fractional unit shares	2,667,564	—	Shares less than one full unit of stock (100 shares)
Total number of shares issued	1,004,583,564	—	—
Total voting rights held by all shareholders	—	10,008,689	—
Note:
Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,700 shares of common stock held under the name of Japan Securities Depository Center, Inc.  Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 197 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Inc.

2)  Treasury Stock, Etc.
(As of June 30, 2010)
Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Total of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,047,100	—	1,047,100	0.10
Total	—	1,047,100	—	1,047,100	0.10
Note:
In addition to the 1,047,100 shares listed here, there are 300 shares of common stock held by the name of the Company in the register of shareholders that the Company does not beneficially own.  These shares are included in “Shares with full voting rights (Others)” in table 1 “Shares Issued” above.

(2)     Stock Price Range

Highest and lowest prices during the three months ended June 30, 2010

Month of 2010	April	May	June
Highest (Yen)	3,620	3,225	2,810
Lowest (Yen)	3,230	2,691	2,350
Note:          As quoted on the First Section of the Tokyo Stock Exchange.

(3)     Directors and Corporate Executive Officers

There was no change in directors and corporate executive officers between the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2010 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

V           Financial Statements

(1) Consolidated Financial Statements

(i)  Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At June 30, 2010	At March 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	994,627	1,191,608
Marketable securities	592,751	579,493
Notes and accounts receivable, trade	918,613	996,100
Allowance for doubtful accounts and sales returns	(83,978))	(104,475))
Inventories	748,586	645,455
Deferred income taxes	171,697	197,598
Prepaid expenses and other current assets	687,198	627,093
Total current assets	4,029,494	4,132,872

Film costs	295,415	310,065

Investments and advances:
Affiliated companies	216,908	229,051
Securities investments and other	5,180,369	5,070,342
	5,397,277	5,299,393

Property, plant and equipment:
Land	149,643	153,067
Buildings	855,320	897,054
Machinery and equipment	2,108,254	2,235,032
Construction in progress	75,987	71,242
	3,189,204	3,356,395
Less – Accumulated depreciation	2,225,988	2,348,444
	963,216	1,007,951

Other assets:
Intangibles, net	361,220	378,917
Goodwill	424,883	438,869
Deferred insurance acquisition costs	416,449	418,525
Deferred income taxes	392,958	403,537
Other	460,569	475,985
	2,056,079	2,115,833

Total assets	12,741,481	12,866,114
(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At June 30, 2010	At March 31, 2010
LIABILITIES
Current liabilities:
Short-term borrowings	67,421	48,785
Current portion of long-term debt	241,937	235,822
Notes and accounts payable, trade	846,826	817,118
Accounts payable, other and accrued expenses	892,196	1,003,197
Accrued income and other taxes	55,906	69,175
Deposits from customers in the banking business	1,515,917	1,509,488
Other	376,262	376,340
Total current liabilities	3,996,465	4,059,925

Long-term debt	898,893	924,207
Accrued pension and severance costs	286,861	295,526
Deferred income taxes	240,747	236,521
Future insurance policy benefits and other	3,931,079	3,876,292
Other	182,480	188,088
Total liabilities	9,536,525	9,580,559
Commitments and contingent liabilities

EQUITY Sony Corporation’s stockholders’ equity: Common stock, no par value – At June 30, 2010–Shares authorized: 3,600,000,000, shares issued: 1,004,583,564 At March 31, 2010– Shares authorized: 3,600,000,000, shares issued: 1,004,571,464	630,841	630,822
Additional paid-in capital	1,158,282	1,157,812
Retained earnings	1,876,741	1,851,004
Accumulated other comprehensive income –
Unrealized gains on securities, net	60,432	62,337
Unrealized gains (losses) on derivative instruments, net	70	(36))
Pension liability adjustment	(146,805))	(148,989))
Foreign currency translation adjustments	(697,746))	(582,370))
	(784,049))	(669,058))
Treasury stock, at cost
Common stock At June 30, 2010–1,047,156 shares At March 31, 2010–1,039,656 shares	(4,697))	(4,675))
	2,877,118	2,965,905
Noncontrolling interests	327,838	319,650
Total equity	3,204,956	3,285,555

Total liabilities and equity	12,741,481	12,866,114
The accompanying notes are an integral part of these statements.

(ii)  Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Three Months Ended June 30
	2009	2010
Sales and operating revenue:
Net sales	1,354,765	1,473,473
Financial services revenue	223,352	166,598
Other operating revenue	21,736	20,978
	1,599,853	1,661,049
Costs and expenses:
Cost of sales	1,061,424	1,109,291
Selling, general and administrative	378,037	359,770
Financial services expenses	174,703	136,100
(Gain) loss on sale, disposal or impairment of assets and other, net	(3,669))	(4,464))
	1,610,495	1,600,697
Equity in net income (loss) of affiliated companies	(15,058))	6,664
Operating income (loss)	(25,700))	67,016
Other income:
Interest and dividends	4,420	3,213
Foreign exchange gain, net	-	13,931
Other	3,979	2,914
	8,399	20,058
Other expenses:
Interest	6,033	6,102
Foreign exchange loss, net	4,968	-
Other	4,642	2,061
	15,643	8,163
Income (loss) before income taxes	(32,944))	78,911
Income taxes	(12,188))	43,673
Net income (loss)	(20,756))	35,238
Less - Net income attributable to noncontrolling interests	16,337	9,501
Net income (loss) attributable to Sony Corporation's stockholders	(37,093))	25,737

	Yen
	Three Months Ended June 30
	2009	2010
Per share data:
Net income (loss) attributable to Sony Corporation's stockholders
– Basic	(36.96)	25.65
– Diluted	(36.96)	25.61
The accompanying notes are an integral part of these statements.

(iii)  Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Three Months Ended June 30
	2009	2010
Cash flows from operating activities:
Net income (loss)	(20,756))	35,238
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	87,240	86,824
Amortization of film costs	67,280	48,300
Stock-based compensation expense	586	980
Accrual for pension and severance costs, less payments	(8,280))	(2,574))
Gain on sale, disposal or impairment of assets and other, net	(3,669))	(4,464))
(Gain) loss on revaluation of marketable securities held in the financial service business for trading purpose, net	(8,683))	29,837
(Gain) loss on revaluation or impairment of securities investments held in the financial service business, net	(36,348))	1,841
Deferred income taxes	(2,127))	6,265
Equity in net (income) losses of affiliated companies, net of dividends	15,805	(6,656))
Changes in assets and liabilities:
Decrease in notes and accounts receivable, trade	22,856	5,842
Increase in inventories	(11,911))	(158,549))
Increase in film costs	(65,392))	(48,863))
Increase in notes and accounts payable, trade	108,011	68,211
Decrease in accrued income and other taxes	(632))	(15,020))
Increase in future insurance policy benefits and other	81,652	36,175
Increase in deferred insurance acquisition costs	(17,352))	(16,345))
Increase in marketable securities held in the financial service business for trading purpose	(8,413))	(2,739))
Increase in other current assets	(55,599))	(100,319))
Decrease in other current liabilities	(79,151))	(44,207))
Other	(8,199))	73,375
Net cash provided by (used in) operating activities	56,918	(6,848))
(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Three Months Ended June 30
	2009	2010
Cash flows from investing activities:
Payments for purchases of fixed assets	(97,432))	(71,896))
Proceeds from sales of fixed assets	3,997	1,668
Payments for investments and advances by financial service business	(424,973))	(362,970))
Payments for investments and advances (other than financial service business)	(10,180))	(5,271))
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	347,948	253,150
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	9,042	2,531
Other	(1,260))	997
Net cash used in investing activities	(172,858))	(181,791))
Cash flows from financing activities:
Proceeds from issuance of long-term debt	413,913	582
Payments of long-term debt	(84,458))	(5,744))
Increase (decrease) in short-term borrowings, net	(86,116))	19,187
Increase in deposits from customers in the financial service business, net	25,603	28,895
Dividends paid	(12,623))	(12,618))
Other	8,935	(4,102))
Net cash provided by financing activities	265,254	26,200
Effect of exchange rate changes on cash and cash equivalents	(2,172))	(34,542))
Net increase (decrease) in cash and cash equivalents	147,142	(196,981))
Cash and cash equivalents at beginning of the fiscal year	660,789	1,191,608
Cash and cash equivalents at end of the period	807,931	994,627

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
Sony Corporation and Consolidated Subsidiaries

1. Summary of significant accounting policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.  Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted.

(1)  Recently adopted accounting pronouncements:

Multiple element arrangements and software deliverables -

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for arrangements with multiple deliverables.  Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices.  In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices.  In addition, the guidance eliminates the use of the residual method of allocation.  Also in October 2009, the FASB issued accounting guidance which changes revenue recognition for tangible products containing software and hardware elements.  Specifically, tangible products containing software and hardware that function together to deliver the tangible products’ essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the revenue recognition guidance for multiple element arrangements.  Sony adopted the new guidance on April 1, 2010.  The adoption of the new guidance did not have a material impact on Sony’s results of operations and financial position.

Transfers of financial assets -

In June 2009, the FASB issued new accounting guidance on accounting for transfers of financial assets.  This guidance amends previous guidance by including: the elimination of the qualifying special-purpose entity (“QSPE”) concept; a new participating interest definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; and a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor.  Additionally, the guidance requires new disclosures regarding an entity's involvement in a transfer of financial assets.  Finally, existing QSPEs must be evaluated for consolidation in accordance with the applicable consolidation guidance upon the elimination of this concept.  This guidance is effective for Sony as of April 1, 2010.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Variable interest entities -

In June 2009, the FASB issued new accounting guidance for determining whether to consolidate a variable interest entity (“VIE”).  This guidance changes the approach for determining the primary beneficiary of a VIE from a quantitative risk and reward model to a qualitative model based on control, and requires an ongoing reassessment of whether an entity is the primary beneficiary.  This guidance is effective for Sony as of April 1, 2010.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

(2)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision will be separately reported from the provision based on the ETR in the interim period in which they occur.

(3)	Reclassifications:

Certain reclassifications of the financial statements for the three months ended June 30, 2009 have been made to conform to the presentation for the interim period ended June 30, 2010.

2. Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	June 30, 2010				March 31, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,227,132	59,269	(2,213)	1,284,188	1,264,725	29,496	(3,397)	1,290,824

Japanese local government bonds	12,912	286	-	13,198	27,750	1,097	(5)	28,842

Japanese corporate bonds	330,583	2,781	(79)	333,285	360,554	3,773	(106)	364,221

Foreign corporate bonds	294,643	3,403	(9,966)	288,080	281,003	4,818	(6,492)	279,329

Other	8,045	104	(226)	7,923	11,141	83	(123)	11,101
	1,873,315	65,843	(12,484)	1,926,674	1,945,173	39,267	(10,123)	1,974,317

Equity securities	107,232	59,912	(8,828)	158,316	99,753	74,430	(3,437)	170,746

Held-to-maturity
securities:
Japanese national government bonds	2,455,548	145,125	-	2,600,673	2,248,230	3,318	(30,740)	2,220,808

Japanese local government bonds	23,406	429	-	23,835	23,617	346	-	23,963

Japanese corporate bonds	32,503	1,469	-	33,972	32,041	150	(321)	31,870

Foreign corporate bonds	48,801	15	(1)	48,815	50,831	18	(7)	50,842
	2,560,258	147,038	(1)	2,707,295	2,354,719	3,832	(31,068)	2,327,483

Total	4,540,805	272,793	(21,313)	4,792,285	4,399,645	117,529	(44,628)	4,472,546

3. Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	At June 30, 2010
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	164,778	161,715	-	326,493
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,284,188	-	1,284,188
Japanese local government bonds	-	13,198	-	13,198
Japanese corporate bonds	-	331,663	1,622	333,285
Foreign corporate bonds	-	266,064	22,016	288,080
Other	-	7,923	-	7,923
Equity securities	148,610	5,779	3,927	158,316
Other investments	5,212	-	67,375	72,587
Derivative assets *	-	35,267	-	35,267
Total assets	318,600	2,105,797	94,940	2,519,337
Liabilities:
Derivative liabilities *	-	32,140	-	32,140
Total liabilities	-	32,140	-	32,140

	Yen in millions
	At March 31, 2010
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	180,414	172,939	-	353,353
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,290,824	-	1,290,824
Japanese local government bonds	-	28,842	-	28,842
Japanese corporate bonds	4,937	358,187	1,097	364,221
Foreign corporate bonds	-	261,896	17,433	279,329
Other	365	10,736	-	11,101
Equity securities	160,128	6,682	3,936	170,746
Other investments	5,377	38	69,672	75,087
Derivative assets *	-	23,796	-	23,796
Total assets	351,221	2,153,940	92,138	2,597,299
Liabilities:
Derivative liabilities *	-	48,599	-	48,599
Total liabilities	-	48,599	-	48,599

* Derivative assets and liabilities are recognized and disclosed on a gross basis.

4. Supplemental equity and comprehensive income information

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the three months ended June 30, 2009 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	2,964,653	2251,949	3,216,602
Stock-based compensation	553	-	553
Comprehensive income:
Net income (loss)	(37,093))	16,337	(20,756))
Other comprehensive income, net of tax ―
Unrealized gains on securities	19,261	10,122	29,383
Unrealized gains (losses) on derivative instruments	(871))	-	(871))
Pension liability adjustment	(511))	-	(511))
Foreign currency translation adjustments	23,283	58	23,341
Total comprehensive income	4,069	26,517	30,586
Dividends	-	(3,374))	(3,374))
Purchase of treasury stock	(33))	-	(33))
Reissuance of treasury stock	38	-	38
Transactions with noncontrolling interests shareholders and other	69	98	167
Balance at June 30, 2009	2,969,349	275,190275,190	3,244,539

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the three months ended June 30, 2010 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	2,965,905	319,650	3,285,555
Exercise of stock acquisition rights	38	13	51
Stock-based compensation	457	-	457
Comprehensive income:
Net income	25,737	9,501	35,238
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	(1,905))	3,002	1,097
Unrealized gains on derivative instruments	106	-	106
Pension liability adjustment	2,184	-	2,184
Foreign currency translation adjustments	(115,376))	(501))	(115,877))
Total comprehensive income	(89,254))	12,002	(77,252))
Stock issue costs, net of tax	1	-	1
Dividends	-	(4,027))	(4,027))
Purchase of treasury stock	(30))	-	(30))
Reissuance of treasury stock	5	-	5
Transactions with noncontrolling interests shareholders and other	(4))	200	196
Balance at June 30, 2010	2,877,118	327,838	3,204,956

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the three months ended June 30, 2009 and June 30, 2010.

5. Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income (loss) attributable to Sony Corporation's stockholders per share (“EPS”) for the three months ended June 30, 2009 and 2010 is as follows:

	Yen in millions
	Three Months Ended June 30
	2009	2010
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(37,093))	25,737

	Thousands of shares
Weighted-average shares outstanding	1,003,529	1,003,538
Effect of dilutive securities:
Stock acquisition rights	-	324
Convertible bonds	-	1,248
Weighted-average shares for diluted EPS computation	1,003,529	1,005,110

	Yen
Basic EPS	(36.96))	25.65
Diluted EPS	(36.96))	25.61

Potential shares of common stock upon the exercise of stock acquisition rights, which were excluded from the computation of diluted EPS for the three months ended June 30, 2009 and 2010 were 16,423 thousand shares and 16,740 thousand shares, respectively.  The potential shares were excluded as anti-dilutive for the three months ended June 30, 2009 due to Sony incurring a net loss for the period, and the potential shares were excluded as anti-dilutive for the three months ended June 30, 2010 as the exercise price for those shares was in excess of the average market value of Sony’s common stock during the period.

6. Commitments and contingent liabilities

(1)	Commitments:

A. Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts.  At June 30, 2010, the total unused portion of the line of credit extended under these contracts was 126,001 million yen.  The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B. Purchase commitments and other

Purchase commitments and other outstanding at June 30, 2010 amounted to 280,572 million yen.  The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment.  At June 30, 2010, such commitments outstanding were 27,041 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events.  These agreements cover various periods mainly within 5 years.  At June 30, 2010, these subsidiaries were committed to make payments under such contracts of 120,233 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos.  These contracts cover various periods mainly within 5 years.  At June 30, 2010, these subsidiaries were committed to make payments of 40,431 million yen under such long-term contracts.

(2)	Contingent liabilities:

Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 76,038 million yen at June 30, 2010.  The major components of the contingent liabilities are as follows:

Sony has issued a guarantee to a creditor of the third party investor pursuant to which Sony will provide a minimum offer of 300 million U.S. dollars to the creditor to purchase certain assets that are being held as collateral by the third party creditor against the obligation of the third party investor.  At June 30, 2010, the fair value of the collateral exceeded 300 million U.S. dollars.

At June 30, 2010, Sony had agreed to guarantee a portion of Sony Ericsson’s debt and its facilities up to a maximum of 250 million euros.  At June 30, 2010, Sony had guaranteed 16,389 million yen (150 million euros) for a portion of Sony Ericsson’s debt under this arrangement.  These guarantees expire by March 2012.

Sony is subject to laws and regulations in various countries that make producers of electrical goods financially responsible for collection, recycling, treatment and disposal of past and future covered products.  For example, the Waste Electrical and Electronic Equipment (“WEEE”) directive, issued in February 2003, requires electronics producers to finance the cost for collection, treatment, recovery and safe disposal of waste products.  In most member states of the European Union (“EU”), the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE.  At June 30, 2010, the accrued amounts in respect to the above mentioned WEEE were not significant.

Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings.  However, based upon the information currently available to Sony and its legal counsel, the management of Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

7. Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance.  The CODM does not evaluate segments using discrete asset information.  Sony’s CODM is its Chairman, Chief Executive Officer and President.

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2011, to reflect modifications to the organizational structure as of April 1, 2010, primarily repositioning the operations of the previously reported B2B & Disc Manufacturing segment.  In connection with this realignment, the Consumer Products & Devices segment was renamed the Consumer, Professional & Devices (“CPD”) segment.

The CPD segment includes televisions, digital imaging, audio and video, semiconductors and components as well as professional solutions (the B2B business which was previously incorporated in the B2B & Disc Manufacturing segment).  The equity results of S-LCD Corporation are also included within the CPD segment.  The disc manufacturing business previously included in the B2B & Disc Manufacturing segment is now included in All Other.  The Networked Products & Services (“NPS”), Pictures, Music and Financial Services segments remain unchanged.  The equity earnings from Sony Ericsson Mobile Communications AB continue to be presented as a separate segment.  In connection with the realignment, all prior period amounts in the segment disclosures have been revised to conform to the current presentation.

Business segments -

Sales and operating revenue:

	Yen in millions
	Three Months Ended June 30
	2009	2010
Sales and operating revenue:
Consumer, Professional & Devices -
Customers	761,968	829,509
Intersegment	69,187	59,949
Total	831,155	889,458
Networked Products & Services -
Customers	238,085	310,399
Intersegment	8,008	15,540
Total	246,093	325,939
Pictures -
Customers	170,020	132,085
Intersegment	-	-
Total	170,020	132,085
Music -
Customers	106,382	107,090
Intersegment	2,445	3,182
Total	108,827	110,272
Financial Services -
Customers	223,352	166,598
Intersegment	4,199	2,397
Total	227,551	168,995
All Other -
Customers	84,432	89,738
Intersegment	15,492	17,087
Total	99,924	106,825
Corporate and elimination	(83,717)	(72,525)
Consolidated total	1,599,853	1,661,049

CPD intersegment amounts primarily consist of transactions with the NPS segment.

NPS intersegment amounts primarily consist of transactions with the CPD segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the NPS segment.

Corporate and elimination includes certain royalty income of brand and patent.

Segment profit or loss:

	Yen in millions
	Three Months Ended June 30
	2009	2010
Operating income (loss):
Consumer, Professional & Devices	(8,894)	50,089
Networked Products & Services	(36,737)	(3,791)
Pictures	1,808	2,860
Music	5,375	7,493
Financial Services	48,215	29,976
Equity in net income (loss) of Sony Ericsson	(14,476)	582
All Other	(4,634)	(3,892)
Total	(9,343)	83,317
Corporate and elimination	(16,357)	(16,301)
Consolidated operating income (loss)	(25,700)	67,016
Other income	8,399	20,058
Other expenses	(15,643)	(8,163)
Consolidated income (loss) before income taxes	(32,944)	78,911

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.

As a result of a modification of internal management reporting during the previous fiscal year, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income (loss) for all periods presented.  The revision had no impact on the consolidated results.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category in the CPD and NPS segments.  The CPD and NPS segments are each managed as a single operating segment by Sony’s management.

	Yen in millions
	Three Months Ended June 30
Sales and operating revenue:	2009	2010
Consumer, Professional & Devices
Televisions	237,144	291,935
Digital Imaging	180,432	172,231
Audio and Video	101,315	95,245
Semiconductors	67,810	90,233
Components	111,690	107,204
Professional Solutions	60,982	67,759
Other	2,595	4,902
Total	761,968	829,509

Networked Products & Services
Game	110,514	142,102
PC and Other Networked Businesses	127,571	168,297
Total	238,085	310,399

Pictures	170,020	132,085
Music	106,382	107,090
Financial Services	223,352	166,598
All Other	84,432	89,738
Corporate	15,614	25,630
Consolidated total	1,599,853	1,661,049

Sony has partially realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2011.  In connection with the realignment, all prior period sales amounts by product category in the table above have been revised to conform to the current presentation.  In the CPD segment, Televisions includes LCD televisions; Digital Imaging includes digital still cameras, digital interchangeable lens cameras and digital video cameras; Audio and Video includes home audio, Blu-ray disc players and recorders; Semiconductors includes image sensors and small and medium sized LCD panels; Components includes batteries, recording media and data recording systems; Professional Solutions includes broadcast- and professional-use products.  In the NPS segment, Game includes game consoles and software; PC and Other Networked Businesses includes personal computers and memory-based portable audio devices.

Geographic Information -

Sales and operating revenue attributed to countries based on location of external customers are as follows:

	Yen in millions
	Three Months Ended June 30
Sales and operating revenue	2009	2010
Japan	494,721	456,097
U.S.A.	371,317	360,039
Europe	323,195	330,632
Other Areas	410,620	514,281
Total	1,599,853	1,661,049

There are not any individually material countries with respect to the sales and operating revenue included in Europe and Other areas.

Transfers between reportable business segments or geographic areas are made at amounts that Sony’s management believes appropriate as arms-length transactions.

There were no sales and operating revenue with any single major external customer for the three months ended June 30, 2009 and 2010.

 (2)  Other Information

(1) Dividends declared
A year-end dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on May 12, 2010 as below:

1. Total amount of year-end cash dividends:
12,544 million yen
2. Amount of year-end cash dividends per share:
12.50 yen
3. Payment date:
June 2, 2010
Year-end cash dividends for the fiscal year ended March 31, 2010, have been incorporated in the consolidated financial statements of the previous fiscal year.

Note: Year-end cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of one or more unit of shares in Sony Corporation’s register of shareholders at the end of March 31, 2010.

(2) Subsequent events
There were no applicable subsequent events.

(3) Litigation
In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (the “DOJ”) Antitrust Division seeking information about its optical disk drive business.  Sony Corporation understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives. Sony Corporation intends to cooperate fully with the DOJ and other agencies in this inquiry.  Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation, Sony Optiarc Inc., Sony Optiarc America Inc., other named defendants and other unnamed parties violated antitrust laws and seek recovery of damages and other remedies.
In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings.  However, based upon the information currently available to Sony and its legal counsel, the management of Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

August 11, 2010